Exhibit 12

Radian Group Inc.
Ratio of Earnings to Fixed Charges

	Nine Months Ended	Fiscal Years Ended December 31,
($ in thousands)	September 30, 2016	2015	2014	2013	2012	2011
Net earnings (loss) from continuing operations	$247,164	$281,539	$1,259,574	$(141,851)	$(224,105)	$(446,790)
Federal and state income tax provision (benefit)	138,726	156,290	(852,418)	(31,495)	(48,323)	(138,238)
Earnings (loss) before income taxes	385,890	437,829	407,156	(173,346)	(272,428)	(585,028)
Equity in net income of affiliates	—	—	—	—	—	—
Distributed income from equity investees	—	—	—	—	—	—
Net earnings (loss)	385,890	437,829	407,156	(173,346)	(272,428)	(585,028)
Fixed charges:
Interest	63,863	91,102	90,464	74,618	51,832	61,394
One-Third of all rentals	1,254	1,656	1,308	1,020	1,269	1,060
Fixed charges	65,117	92,758	91,772	75,638	53,101	62,454
Preferred dividends	—	—	—	—	—	—
Fixed charges and preferred dividends	65,117	92,758	91,772	75,638	53,101	62,454
Net earnings (loss) and fixed charges	$451,007	$530,587	$498,928	$(97,708)	$(219,327)	$(522,574)
Net earnings (loss), fixed charges and preferred dividends	$451,007	$530,587	$498,928	$(97,708)	$(219,327)	$(522,574)
Ratio of net earnings (loss) and fixed charges to fixed charges	6.9x	5.7x	5.4x	(1)	(1)	(1)
Ratio of net earnings (loss), fixed charges and preferred dividends to fixed charges and preferred dividends	6.9x	5.7x	5.4x	(1)	(1)	(1)
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(1)	For the fiscal years ended December 31, 2013, 2012 and 2011, earnings were not adequate to cover fixed charges in the amounts of $(97,708), $(219,327) and $(522,574), respectively.